UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ___)*
KKR Real Estate Finance Trust Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
48251K100
(CUSIP Number)
December 31, 2017
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]   Rule 13d-1(b)

[  ]   Rule 13d-1(c)

[X]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48251K100

1	Name of Reporting Person: Makena Capital Management, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	7,500,000 *
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	7,500,000 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED		7,500,000 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		14.0% **
12	TYPE OF REPORTING PERSON		PN

*Represents shares held by Makena U.S. Real Estate Master Fund B, L.P. as of December 31, 2017.

** Based on 53,685,440 shares of Common Stock outstanding as of November 4, 2017, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2017 filed with the Securities and Exchange Commission on November 7, 2017.

CUSIP No. 48251K100

1	Name of Reporting Person: Makena U.S. Real Estate Master Fund B, L.P. I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	7,500,000 *
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	7,500,000 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED		7,500,000 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		14.0% **
12	TYPE OF REPORTING PERSON		PN

*As of December 31, 2017.

** Based on 53,685,440 shares of Common Stock outstanding as of November 4, 2017, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2017 filed with the Securities and Exchange Commission on November 7, 2017.

CUSIP No. 48251K100
SCHEDULE 13G

Item 1(a)	Name of Issuer: KKR Real Estate Finance Trust Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices: 9 West 57th Street, Suite 4200, New York, NY 10019
Item 2(a)	Name of Persons Filing: Makena Capital Management, LLC Makena U.S. Real Estate Master Fund B, L.P. (each, a "Reporting Person" and together, the "Reporting Persons")
Item 2(b)	Address of Principal Business Office, or if None, Residence: 2755 Sand Hill Road, Suite 200, Menlo Park, CA 94025
Item 2(c)	Citizenship: Makena Capital Management, LLC – Delaware Makena U.S. Real Estate Master Fund B, L.P. – Delaware
Item 2(d)	Title of Class of Securities: Common Stock, $0.01 par value
Item 2(e)	CUSIP Number: 48251K100
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is: Not Applicable.
Item 4
Ownership:

(a) through (c):

The information requested herein is incorporated by reference to the cover pages to this Schedule 13G.

The shares reported in this Schedule 13G are held by Makena U.S. Real Estate Master Fund B, L.P.  Makena Capital Management, LLC serves as the investment manager and the general partner of Makena U.S. Real Estate Master Fund B, L.P., and by virtue of this relationship Makena Capital Management, LLC may be deemed to indirectly beneficially own the securities held by Makena U.S. Real Estate Master Fund B, L.P.  The Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit 1.

Item 5	Ownership of Five Percent or Less of the Class: Not Applicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.
Item 8	Identification and Classification of Members of the Group: Not Applicable.
Item 9	Notice of Dissolution of Group: Not Applicable.
Item 10	Certification: Not Applicable.

CUSIP No. 48251K100
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  January 10, 2018

MAKENA CAPITAL MANAGEMENT, LLC

By: /s/ William L. McGrath
Name: William L. McGrath
Title Managing Director

MAKENA U.S. REAL ESTATE MASTER FUND B, L.P.
By: Makena Capital Management, LLC, its general partner

By: /s/ William L. McGrath
Name: William L. McGrath
Title Managing Director

CUSIP No. 48251K100
EXHIBIT 1
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Date:  January 10, 2018

MAKENA CAPITAL MANAGEMENT, LLC

By: /s/ William L. McGrath
Name: William L. McGrath
Title Managing Director

MAKENA U.S. REAL ESTATE MASTER FUND B, L.P.
By: Makena Capital Management, LLC, its general partner

By: /s/ William L. McGrath
Name: William L. McGrath
Title Managing Director